# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silvaco Group, Inc., CIK 0001943289
CUSIP: 82728C102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4701 PATRICK HENRY DRIVE, BLDG #23, SANTA CLARA, California (CA), 95054
Date of event which requires filing of this statement: 11/17/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-25-005470
Filed by CIK 0001992594

## Reporting persons
- Katherine S. Ngai-Pesic: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 9,357,145; sole dispositive power 9,357,145; aggregate amount beneficially owned 9,357,145 (29.8% of the class)
- Iliya Pesic: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 5,382,155; sole dispositive power 5,382,155; aggregate amount beneficially owned 5,382,155 (17.1% of the class)
- Yelena Pesic: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 3,603,073; sole dispositive power 3,603,073; aggregate amount beneficially owned 3,603,073 (11.5% of the class)

## Item 1. Issuer
Name of issuer: Silvaco Group, Inc.
Address of issuer's principal executive offices: 4701 PATRICK HENRY DRIVE, BLDG #23, SANTA CLARA, CALIFORNIA, 95054.

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Katherine S. Ngai-Pesi, Iliya Pesic and Yelena Pesic (each a "Reporting Person" and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Persons is:

c/o Silvaco Group, Inc.
4701 Patrick Henry Drive, Building #23
Santa Clara, California 95054
Citizenship: Each of the Reporting Persons is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Explanatory Note: The holdings reported in this Schedule 13G/A are being reported after the reporting deadline because the reporting persons believed that certain transactions relating to the common stock, par value $0.0001 per share ("Common Stock") of Silvaco Group, Inc. (the "Issuer") constituted non-reportable pledges of Issuer securities that were not reportable under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Thereby the reporting persons believed they retained voting control and retained beneficial ownership of such shares of Common Stock. The reporting persons have subsequently determined to report the transactions based on the terms of the arrangement. The nature of the transactions is currently the subject of a dispute in an arbitral proceeding.

Katherine S. Ngai-Pesic beneficially owns 9,357,145 shares of Common Stock of the Issuer, including 31,250 RSUs that vest within 60 days of the date hereof.

Iliya Pesic beneficially owns 5,382,155 shares of Common Stock of the Issuer, including 31,250 RSUs that vest within 60 days of the date hereof.

Yelena Pesic beneficially owns 3,603,073 shares of Common Stock of the Issuer.

In connection with the Issuer's initial public offering (the "IPO"), the Reporting Persons entered into a stockholders agreement with the Issuer, which became effective prior to the completion of the IPO (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement (i) at any time the Reporting Persons together beneficially owns in the aggregate fifty percent or more of our issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination four director nominees (any director designated by the Reporting Persons, a "Designated Director"); (ii) at any time the Reporting Persons beneficially own in the aggregate less than fifty percent but at least forty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination three director nominees; (iii) at any time the Reporting Persons beneficially own in the aggregate less than forty percent but at least twenty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination two director nominees; and (iv) at any time the Reporting Persons beneficially own in the aggregate less than twenty percent but at least ten percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination one director nominee. Further, the Stockholders Agreement provides that the Reporting Persons will vote, or cause to be voted, all outstanding shares of Common Stock beneficially owned by them at any annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected or removed, or in actions by written consent or otherwise so as to effectuate the provisions of the Stockholders Agreement, to take all necessary action in their capacity as stockholders of the Issuer to cause the election or removal of a Designated Director as a director.

All of the shares identified in this Schedule 13G/A are subject to the Stockholders Agreement and the obligations and rights thereunder. The Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of the Exchange Act. Based in part on information provided by the Issuer, as of March 12, 2026, such a "group" would be deemed to beneficially own an aggregate of 18,342,373 shares of Common Stock.
Percent of class: All of the shares identified in this Schedule 13G/A are subject to the Stockholders Agreement and the obligations and rights thereunder. The Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of the Exchange Act. Based in part on information provided by the Issuer, as of March 12, 2026, such a "group" would be deemed to beneficially own an aggregate of 58.3% of the total number of shares of Common Stock outstanding, based on 31,440,906 shares of Common Stock of the Issuer outstanding as of March 9, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2026.
Sole power to vote or to direct the vote:
Katherine S. Ngai-Pesic has sole power to vote or to direct the vote of 9,357,145 shares of Common Stock of the Issuer, including 31,250 RSUs that vest within 60 days of the date hereof.

Iliya Pesic has sole power to vote or to direct the vote of 5,382,155 shares of Common Stock of the Issuer, including 31,250 RSUs that vest within 60 days of the date hereof.

Yelena Pesic has sole power to vote or to direct the vote of 3,603,073 shares of Common Stock of the Issuer.
Shared power to vote or to direct the vote: Except as set forth in this Schedule 13G/A, each Reporting Person has neither voting nor investment power over the securities beneficially owned by other parties to the Stockholders Agreement and disclaims beneficial ownership of such securities.
Sole power to dispose or to direct the disposition:
Katherine S. Ngai-Pesic has sole power to dispose or to direct the disposition of 9,357,145 shares of Common Stock of the Issuer, including 31,250 RSUs that vest within 60 days of the date hereof.

Iliya Pesic has sole power to dispose or to direct the disposition of 5,382,155 shares of Common Stock of the Issuer, including 31,250 RSUs that vest within 60 days of the date hereof.

Yelena Pesic has sole power to dispose or to direct the disposition of 3,603,073 shares of Common Stock of the Issuer.
Shared power to dispose or to direct the disposition: Except as set forth in this Schedule 13G/A, each Reporting Person has neither voting nor investment power over the securities beneficially owned by other parties to the Stockholders Agreement and disclaims beneficial ownership of such securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are parties to the Stockholders Agreement, and accordingly the Reporting Persons are members of a "group," as defined in Rule 13d-5 of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of any securities that may be beneficially owned by the other parties to the Stockholders Agreement.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Katherine S. Ngai-Pesic: /s/ Katherine S. Ngai-Pesic, Katherine S. Ngai-Pesic (03/19/2026)
- Iliya Pesic: /s/ Iliya Pesic, Iliya Pesic (03/19/2026)
- Yelena Pesic: /s/ Yelena Pesic, Yelena Pesic (03/19/2026)